UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 2, 2020

CF FINANCE ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38759	47-3806343
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 East 59th Street New York, New York	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and three-quarters of one redeemable warrant	CFFAU	The Nasdaq Stock Market
Class A common stock, par value $0.0001 per share	CFFA	The Nasdaq Stock Market
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	CFFAW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 8-K (this “Amendment”) amends the Current Report on Form 8-K of CF Finance Acquisition Corp., a Delaware corporation (“CFFA”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 3, 2020 (the “Original Current Report”), in which CFFA reported, among other events, the execution of the Transaction Agreement (as defined below). This Amendment is being filed to attach the Transaction Agreement and certain other agreements as exhibits, and to update the descriptions of the Transaction Agreement and such other agreements to reflect their filing as exhibits herewith. The Original Current Report, as amended by this Amendment, is referred to herein as the “Current Report”.

Item 1.01       Entry Into A Material Definitive Agreement.

Transaction Agreement

On August 2, 2020, CFFA entered into a Transaction Agreement (the “Transaction Agreement”) by and among CFFA, CF Finance Intermediate Acquisition, LLC, a Delaware limited liability company and direct wholly owned subsidiary of CFFA (“IntermediateCo”), CF Finance Holdings, LLC, a Delaware limited liability company (“Sponsor”), Grosvenor Holdings, L.L.C., an Illinois limited liability company (“Grosvenor Holdings”), Grosvenor Capital Management Holdings, LLLP, an Illinois limited liability limited partnership (“Grosvenor Capital”), GCM Grosvenor Management, LLC, a Delaware limited liability company (“Management”), Grosvenor Holdings II, L.L.C., a Delaware limited liability company (“GH II” and, together with Grosvenor Holdings and Management, the “Grosvenor Holders”), GCMH GP, L.L.C., a Delaware limited liability company (“GCMH GP”), GCM V, LLC, a Delaware limited liability company (“GCM V”), and GCM Grosvenor Inc., a Delaware corporation and a direct wholly owned subsidiary of Grosvenor Capital (“GCM PubCo”).

Pursuant to the Transaction Agreement, subject to the terms and conditions set forth therein, at the Effective Time, CFFA will be merged with and into GCM PubCo (the “Merger” and together with the other transactions contemplated by the Transaction Agreement, the “Transactions”), with GCM PubCo surviving the Merger. As a result of the Transactions, as further described below, it is expected that GCM PubCo, as the surviving corporation in the Merger, will hold approximately 21.4% of the outstanding equity interests of Grosvenor Capital. The terms of the Transaction Agreement are summarized below.

Capitalized terms used in this Current Report but not otherwise defined herein have the meanings given to them in the Transaction Agreement.

Representations, Warranties and Covenants

The Transaction Agreement contains customary representations and warranties of the parties, which shall not survive the Closing.

The Transaction Agreement also contains pre-closing covenants of the parties, including obligations of the parties to use reasonable efforts to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the other applicable parties, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, negotiate or enter into competing transactions, as further provided in the Transaction Agreement.

Conditions to the Parties’ Obligations to Consummate the Merger

Under the Transaction Agreement, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) the approval of the Merger and the other stockholder proposals required to approve the Transactions by CFFA’s stockholders, (ii) all specified approvals or consents and all waiting or other periods have been obtained or have expired or been terminated, as applicable, and (iii) CFFA having a minimum of $5,000,001 of net tangible assets upon the Closing (after giving effect to any Acquiror Share Redemptions).

The obligations of CFFA and IntermediateCo to consummate (or cause to be consummated) the Transactions are also subject to, among other things (i) the representations and warranties of the Grosvenor Companies being true and correct, subject to the materiality standards contained in the Transaction Agreement, and (ii) material compliance by the Grosvenor Companies and the Grosvenor Holders with their pre-closing covenants, subject to the materiality standards contained in the Transaction Agreement.

In addition, the obligations of the Grosvenor Companies and the Grosvenor Holders to consummate (and cause to be consummated) the Transactions are also subject to, among other things (i) the representations and warranties of CFFA and IntermediateCo being true and correct, subject to the materiality standards contained in the Transaction Agreement, (ii) material compliance by CFFA and IntermediateCo with their pre-closing covenants, subject to the materiality standards contained in the Transaction Agreement, and (iii) Available Acquiror Cash in CFFA’s trust account being no less than (A) $300,000,000, after taking into account the investments by the PIPE Investors contemplated by the Subscription Agreements and the Sponsor contemplated by the Forward Purchase Agreement, as amended by Amendment No. 1 to Forward Purchase Contract, as further described in “Additional Transactions” below, and (B) $75,000,000 without such investments, in each case, after giving effect to any Acquiror Share Redemptions.

Termination Rights

The Transaction Agreement contains certain termination rights, including, among others, the following: (i) if the Closing has not occurred on or before an end date set as February 2, 2021, or if the time period for CFFA to consummate a Business Combination is extended to March 17, 2021, the Closing has not occurred on or before March 17, 2021 (in such case, March 17, 2021 being the “Agreement End Date”), or if the time period for CFFA to consummate a Business Combination is extended to June 17, 2021, the Closing has not occurred on or before June 17, 2021 (the latest of such dates, the “Agreement Extended End Date”); (ii) upon the applicable parties’ mutual written consent; (iii) if the consummation of the Transactions is prohibited by law; or (iv) breach of a representation, warranty, covenant or other agreement by a party which is not capable of being cured by the Agreement Extended End Date, subject to the materiality standards contained in the Transaction Agreement.

None of the parties to the Transaction Agreement are required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Transaction Agreement.

The Transaction Agreement is filed as Exhibit 2.1 to this Current Report and the foregoing description thereof is qualified in its entirety by reference to the full text of the Transaction Agreement. The Transaction Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Transaction Agreement were made as of the execution date of the Transaction Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Transaction Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Transaction Agreement. Moreover, certain representations and warranties in the Transaction Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Transaction Agreement as characterizations of the actual statements of fact about the parties.

Additional Transactions

Immediately following the Merger and in accordance with the Transaction Agreement, a series of transactions will occur whereby (i) certain investors will purchase an aggregate of 19,500,000 shares of Class A common stock of GCM PubCo, par value $0.0001 per share (“GCM PubCo Class A common stock”), for an aggregate purchase price of $195,000,000, (ii) the Sponsor will purchase 3,500,000 shares of GCM PubCo Class A common stock and 1,500,000 warrants to purchase GCM PubCo Class A common stock (“GCM PubCo common warrants”) for an aggregate purchase price of $30,000,000, (iii) the Sponsor will forfeit 2,351,534 shares of GCM PubCo Class A common stock and 150,000 GCM PubCo common warrants, (iv) Grosvenor Holdings will assign its option to purchase certain limited partnership interests in Grosvenor Capital to IntermediateCo for an amount calculated in accordance with the Transaction Agreement, and IntermediateCo will acquire such limited partnership interests for an amount calculated in accordance with the Transaction Agreement and such option, (v) IntermediateCo will purchase certain limited partnership interests in Grosvenor Capital from Grosvenor Holdings for an aggregate purchase price of up to $39,500,000, (vi) Grosvenor Capital will be redomiciled as a Delaware limited liability limited partnership and its limited partnership agreement will be amended and restated (the “A&R LLLPA”), (vii) IntermediateCo will make a cash capital contribution to Grosvenor Capital in exchange for common units of Grosvenor Capital and warrants to purchase common units of Grosvenor Capital, (viii) GCMH GP will transfer its general partnership interest and limited partnership interests in Grosvenor Capital to IntermediateCo for an amount calculated in accordance with the Transaction Agreement, (ix) Grosvenor Holdings will sell all of the outstanding equity interests of GCM, L.L.C. to IntermediateCo for nominal consideration, and (x) GCM PubCo will issue a number of shares of its Class C common stock, par value $0.0001 per share (“GCM PubCo Class C common stock”) to GCM V as calculated in accordance with the Transaction Agreement and 900,000 GCM PubCo common warrants to Grosvenor Holdings. Holders of GCM PubCo Class C common stock will vote as a single class with holders of GCM PubCo Class A common stock and will be entitled to a number of votes per share equal to the lesser of (a) 10 votes per share and (b)(1)(x) 75% of the total voting power of the outstanding voting stock of GCM PubCo (including, solely for this purpose, any shares of GCM PubCo’s voting stock issuable in connection with the exercise (assuming, solely for this purpose, full exercise and not net exercise) of all outstanding options, warrants, exchange rights, conversion rights or similar rights to receive voting stock of GCM PubCo, in each case owned or controlled, directly or indirectly, by Michael J. Sacks, GCM V and the Grosvenor Holders (collectively, the “Key Holders”), but excluding the number of shares of GCM PubCo Class A common stock issuable in connection with the exchange of common units of Grosvenor Capital, as a result of any redemption or direct exchange pursuant to the applicable provisions of Article X of the A&R LLLPA (such number of shares, the “Includible Shares”)), minus (y) the total voting power of the outstanding voting stock of GCM PubCo (other than the GCM PubCo Class C common stock) owned or controlled, directly or indirectly, by the Key Holders (including, solely for this purpose, the Includible Shares), divided by (2) the number of shares of GCM PubCo Class C common stock then outstanding.

Amendment No. 1 to Forward Purchase Contract

In connection with the execution of the Transaction Agreement, on August 2, 2020, CFFA and Sponsor entered into an Amendment to the Forward Purchase Contract dated December 12, 2018, pursuant to which, among other things, Sponsor agreed to purchase 3,500,000 shares of GCM PubCo Class A common stock and 1,500,000 GCM PubCo common warrants for an aggregate purchase price of $30,000,000.

Amendment No. 1 to Forward Purchase Contract is filed as Exhibit 10.1 to this Current Report, and the foregoing description thereof is qualified in its entirety by reference to the full text of Amendment No. 1 to Forward Purchase Contract.

Sponsor Support Agreement

In connection with the execution of the Transaction Agreement, on August 2, 2020, Sponsor, CFFA, Grosvenor Capital and Grosvenor Holdings entered into the Sponsor Support Agreement, pursuant to which, among other things, Sponsor agreed (i) to vote any shares of CFFA common stock in favor of the Transactions and/or any extension proposals, (ii) to vote any shares of CFFA common stock against any other Business Combination Proposals or other mergers or sale of substantial assets of or by CFFA, and (iii) not to (and to cause its permitted transferees not to) transfer any shares of common stock, warrants to purchase shares of common stock or shares of common stock issued to Sponsor upon exercise of any warrants to purchase shares of common stock of CFFA (prior to the Closing) and GCM PubCo (following the Closing) (the “Lock-up Shares”) prior to the eighteen month anniversary of the Closing, subject to exceptions; including that Sponsor may transfer one-third of the number of Lock-up Shares beneficially owned by Sponsor as of immediately following the Closing during the period beginning on the first anniversary of the Closing Date and ending 180 days following the first anniversary of the Closing Date.

The Sponsor Support Agreement is filed as Exhibit 10.2 to this Current Report, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement.

Subscription Agreements

In connection with the execution of the Transaction Agreement, on August 2, 2020, Acquiror entered into Subscription Agreements with certain investors (the “PIPE Investors”) pursuant to which, immediately following the consummation of the Merger, such investors will purchase an aggregate of 19,500,000 shares of GCM PubCo Class A common stock at $10.00 per share for an aggregate purchase price of $195,000,000.

Pursuant to the terms of the Subscription Agreements, the PIPE Investors have agreed to cooperate in good faith with CFFA, Grosvenor Holdings and any governmental authority and take any and all actions required to satisfy the Regulatory Approvals (as defined in the Transaction Agreement) and to consummate the Transactions and the transactions contemplated by the Subscription Agreements.

In addition, pursuant to the terms of the Subscription Agreements, the PIPE Investors have agreed to waive any claims they may have at the Closing or in the future as a result of, or arising out of, any negotiations, contracts or agreements, with CFFA, including with respect to the Trust Account, subject to certain exceptions as specified therein. The Subscription Agreements will be terminated, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Transaction Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of CFFA, Grosvenor Holdings and the applicable PIPE Investor, or (iii) the Agreement End Date.

The form of Subscription Agreement is filed as Exhibit 10.3 to this Current Report, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Subscription Agreement.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above under the headings “Additional Transactions,” “Amendment No. 1 to Forward Purchase Contract” and “Subscription Agreements” in Item 1.01 of this Current Report are incorporated by reference into this Item 3.02.  The shares of GCM PubCo Class A common stock to be issued to the Sponsor and the PIPE Investors, and the shares of GCM PubCo Class C common stock to be issued to GCM V in connection with the Closing will not be registered under the Securities Act of 1933 (the “Securities Act”), as amended, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On August 3, 2020, CFFA and Grosvenor Capital issued a joint press release announcing the execution of the Transaction Agreement described in Item 1.01 above. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the websites of CFFA, Grosvenor Capital or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

Attached as Exhibit 99.2 and incorporated by reference herein is the investor presentation that will be used with respect to the transactions contemplated by the Transaction Agreement.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CFFA under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transactions between Grosvenor Capital and CFFA, including statements regarding the benefits of the Transactions and the anticipated timing of the Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CFFA’s securities, (ii) the risk that the Transactions may not be completed by CFFA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CFFA, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of CFFA, the satisfaction of the minimum trust account amount following redemptions by CFFA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction, (v) the effect of the announcement or pendency of the Transactions on Grosvenor Capital’s business relationships, performance, and business generally, (vi) risks that the Transactions disrupt current plans of Grosvenor Capital and potential difficulties in Grosvenor Capital employee retention as a result of the Transactions, (vii) the outcome of any legal proceedings that may be instituted against Grosvenor Capital or against CFFA related to the Transactions, (viii) the ability to maintain the listing of GCM PubCo stock on the The Nasdaq Stock Market, (ix) volatility in the price of CFFA’s securities, (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns in the highly competitive asset management industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CFFA’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the joint registration statement/proxy statement on Form S-4 discussed below and other documents filed by CFFA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Grosvenor Capital and CFFA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Grosvenor Capital nor CFFA gives any assurance that either Grosvenor Capital or CFFA will achieve its expectations.

Additional Information and Where to Find It

This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CFFA and GCM PubCo intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus. The proxy statement/prospectus will be sent to all CFFA stockholders. CFFA and GCM PubCo also will file other documents regarding the proposed Transactions with the SEC. Before making any voting decision, investors and security holders of CFFA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFFA through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

CFFA and GCM PubCo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CFFA’s stockholders in connection with the proposed Transactions. Information about CFFA’s directors and executive officers and their ownership of CFFA’s securities is set forth in CFFA’s filings with the SEC, including CFFA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the proxy statement/prospectus regarding the proposed Transactions when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01 Financial Statements and Exhibits.

(d)	List of Exhibits.

Exhibit No.	Description

2.1*	Transaction Agreement, dated August 2, 2020.

10.1	Amendment No. 1 to Forward Purchase Contract, dated August 2, 2020.

10.2	Sponsor Support Agreement, dated August 2, 2020.

10.3	Form of Subscription Agreement.

99.1^	Joint Press Release, dated as of August 3, 2020.

99.2^	Investor Presentation.

*	The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). CFFA agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.

^	Furnished with the Original Current Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 3, 2020

CF FINANCE ACQUISITION CORP.
By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer